SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                         BANK WEST FINANCIAL CORPORATION
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                                (Name of Issuer)


                          COMMON STOCK, $.01 par value
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                         (Title of Class of Securities)


                                   065631 10 3
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                                 (CUSIP Number)



                                  Harry E. Mika
                            2147 Wildfield Drive, NE
                          Grand Rapids, Michigan 49505
                                  (616)361-5776

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(Name, Address, Telephone  Number of Persons Authorized  to  Receive Notices and
Communications)

                               September 15, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                Page 1 of 5 Pages

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CUSIP No.  065631 10 3                   13D                  Page 2 of 5 Pages
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     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              Harry E. Mika  ####-##-####
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [ ]
              N/A
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS*

              PF
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              [ ]
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

              N/A
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
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      NUMBER OF SHARES                   7          SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH                            126,300
                                ------------------------------------------------
                                         8          SHARED VOTING POWER

                                                      N/A
                                ------------------------------------------------
                                         9          SOLE DISPOSITIVE POWER

                                                    126,300
                                ------------------------------------------------
                                        10          SHARED DISPOSITIVE POWER

                                                      N/A
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               126,300
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                     [ ]

               N/A
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.2%
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     14        TYPE OF REPORTING PERSON*

               IN
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
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CUSIP No.  065631 10 3                   13D                  Page 3 of 5 Pages
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Item 1.  Security and Issuer

         The title of the class of equity securities is Bank West Financial Corporation Common Stock. The name of the issuer is Bank West Financial Corporation (the "Company"). The address of the principal executive office of the Company is 2185 Three Mile Rd. N.W., Grand Rapids, Michigan 49544-1451.

Item 2.  Identity and Background

                  (a)      Harry E. Mika

                  (b)      2147 Wildfield Drive, N.E.
                           Grand Rapids, Michigan 49505

                  (c) Mr. Mika is currently a private investor. He was a Director and Senior Vice President of Ameribank in Muskegon, Michigan from 1989 to 1996; prior thereto, he was a Director and Senior Vice President of MetroBank in Grand Rapids, Michigan. Mr. Mika is also a Director of the Grand Rapids Urban League, Director of the Grand Rapids Builders Association Foundation, Director of the St. Alphonsus Foundation, and Trustee of the Grand Rapids Sierra Club.

                  (d) Mr. Mika has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  (e) Mr. Mika was not a party to a civil proceeding during the last five years.

                  (f) Mr. Mika is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration

         The security purchases aggregating $1,288,657 were funded by personal funds.

Item 4.  Purpose of Transaction

         The purpose of the transaction is personal investment. In addition, on September 15, 1997, Mr. Mika was informed by the Company that his request to be a nominee for election as a director of the Company at the annual meeting of stockholders to be held on October 29, 1997 had been accepted by the Company's Board of Directors. As a result of Mr. Mika joining the Board of Directors' slate of nominees, the Board of Directors of the Company amended the Company's Bylaws to increase the number of authorized directors from eight to nine members. From time to time, Mr. Mika may consider the purchase of additional shares of the Company's common stock or the sale of any or all of such shares as circumstances warrant. Other than as set forth above, and except for plans or proposals that may be developed or considered by the Board of Directors of the Company in the event that Mr. Mika is elected as a director, Mr. Mika does not have any specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D.

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CUSIP No.  065631 10 3                   13D                  Page 4 of 5 Pages
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Item 5.  Interest in Securities of the Issuer

                  (a) The number of outstanding shares of the Company's common stock is 1,753,475. Harry E. Mika has acquired 126,300 shares of the Company's common stock. The 126,300 shares of the Company's common stock represent 7.2% of the outstanding shares of this issue.

                  (b) Harry E. Mika has sole power to vote and to dispose of the 126,300 shares of the Company's common stock.

                  (c)  Harry  E.  Mika,  from  personal  funds,   purchased  the
following shares of the Company's common stock in open market purchases since his last Schedule 13D filing:


      Date of                      Number                         Price
     Purchase                    of Shares                      per Share
     --------                    ---------                      ---------

      4/28/97                      3,000                         $12.0625
      5/16/97                      3,300                         $12.5000


                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Not applicable.

Item 7.  Material to Be Filed as Exhibits

            Not applicable.

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CUSIP No.  065631 10 3                   13D                  Page 5 of 5 Pages
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                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 16, 1997                                    /s/ Harry E. Mika
                                                      -----------------
                                       Name/Title     Harry E. Mika,
                                                      individual investor